United States
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009
_________

Commission File Number: 001-33911
_________

RENESOLA LTD

No. 8 Baoqun Road, YaoZhuang
Jiashan, Zhejiang 314117
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-         N/A

SIGNATURE

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RENESOLA LTD

By:	/s/ Xianshou Li
Name:	Xianshou Li
Title:	Chief Executive Officer

Date: May 22, 2009

Exhibit Index

Page

Exhibit 99.1 – Press Release	4

ReneSola Ltd Announces First Quarter 2009 Results and Acquisition of Cell and Module Manufacturer

-- First quarter 2009 average processing cost decreased to $0.36 per watt
-- First quarter 2009 silicon consumption rate decreased to 6.0 grams per watt
-- Company evolving into fully integrated solar manufacturer through acquisition of JC Solar

JIASHAN, China, May 21, 2009 – ReneSola Ltd (“ReneSola” or the “Company”) (NYSE: SOL) (AIM: SOLA), a leading global manufacturer of solar wafers, today announced its unaudited financial results for the quarter ended March 31, 2009.

Recent Operating Highlights

•	Q1 2009 wafer and other solar product shipment was 90.5 megawatts (“MW”), of which 70.7 MW was from wafer sales and 19.8 MW was from tolling services.

•	Q1 2009 export sales reached 60%, demonstrating further diversification of ReneSola’s customer base.

•	Silicon consumption rate decreased to 6.0 grams per watt in Q1 2009 from 6.05 grams per watt in Q4 2008.

•	Average processing cost decreased to US$0.36 per watt in Q1 2009 compared to US$0.39 per watt in Q4 2008.

•	ReneSola strengthened its balance sheet by retiring approximately RMB 270 million of its convertible bond due March 2012 while increasing its total onshore bank credit lines to US$577 million.

•	Wafer manufacturing capacity expansion is on track and is expected to increase to 825 MW by July 2009.

•	Phase 1 of Sichuan polysilicon plant remains on schedule to reach mechanical completion by end of June 2009.

•
ReneSola intends to embark on a two-pronged downstream expansion strategy that (1) will make it one of the world’s most cost competitive fully integrated solar companies with manufacturing capabilities spanning from polysilicon to module production, and (2) will seek to gain a strong foot hold in China’s solar project space.

First Quarter 2009 Financial Highlights

•	Q1 2009 net revenues were US$106.9 million, a decrease of 13.0% from US$123.0 million in Q1 2008 and a decrease of 32.6% from US$158.6 million in Q4 2008.

•
Q1 2009 gross loss and gross margin were US$51.1 million and negative 47.8%, respectively, compared to gross loss and gross margin of US$130.1 million and negative 82.0%, respectively, in Q4 2008.[1] Excluding the US$68.0 million inventory write-down in Q1 2009[2], adjusted gross profit and gross margin were US$17.0 million and positive 15.9%, respectively.

•
Q1 2009 net loss attributable to holders of ordinary shares was US$30.0 million compared to Q4 2008 net loss attributable to holders of ordinary shares of US$128.3 million. Q1 2009 adjusted net income attributable to holders of ordinary shares was US$2.1 million excluding the inventory write-down[2].

•	Q1 2009 basic and diluted loss per share was US$0.22, and basic and diluted loss per American Depositary Share (“ADS”) was US$0.44.

	Three months ended 3/31/08	Three months ended 12/31/08	Three months ended 12/31/08*	Three months ended 3/31/09	Three months ended 3/31/09*
	Unaudited	Unaudited	Unaudited (Adjusted)	Unaudited	Unaudited (Adjusted)
Net revenue (US$000)	122,982	158,623	158,623	106,946	106,946
Gross profit (loss) (US$000)	27,234	(130,139)	6,916	(51,087)	16,960
Gross margin (%)	22.1%	(82.0%)	4.4%	(47.8%)	15.9%
Operating profit (loss) (US$000)	23,187	(143,126)	(6,071)	(58,346)	9,701
Foreign exchange loss (US$000)	(56)	(1,052)	(1,052)	(550)	(550)
Profit (loss) for the period (US$000)	17,675	(128,275)	(8,494)	(30,019)	2,083
* Figures noted exclude the US$137.1 million fourth quarter 2008 inventory write-down and the US$68.0 million first quarter 2009 inventory write-down.

“Against the backdrop of extremely challenging market conditions, I am pleased to report that ReneSola produced a resilient first quarter performance underpinned by relatively strong wafer shipments and further reductions in production costs,” commented Mr. Xianshou Li, ReneSola’s chief executive officer. “We are benefiting from our continued focus on execution and cost reduction. Our commitment to continual technological and operational improvements also helps maintain our competitive advantage. As a result, our production costs were reduced to US$0.36 per watt and our silicon consumption rate fell to an average of 6.0 grams per watt during the first quarter of 2009.

“I am also very pleased to announce that we recently took the initial steps towards downstream integration in the PV market through the acquisition of JC Solar, a China-based cell and module manufacturer with respective annualized manufacturing capacities of 25 MW and 50 MW. Our plan is to maintain annual cell manufacturing capacity at 25 MW and to increase annual module manufacturing capacity to 100 MW during 2009. With our expected commencement of in-house polysilicon production in July, ReneSola will become an early mover as a fully integrated solar company. Building a diversified global customer base remains one of our key strategies and JC Solar possesses the essential technological certificates necessary for module sales in Europe and the United States. We expect to quickly gain market share across these markets by capitalizing on ReneSola’s cost competitiveness and JC Solar’s cell and module manufacturing and distribution capabilities.

1 In the fourth quarter of 2008, the Company recorded a US$137.1 million inventory write-down against the net realizable value of inventories as a result of the rapid decrease in the market price and value of feedstock such as polysilicon and scrap silicon materials, work in progress materials and finished solar wafers.

2 In the first quarter of 2009, the Company recorded a US$68.0 million inventory write-down against the net realizable value of inventories as a result of the rapid decrease in the market price and value of feedstock such as polysilicon and scrap silicon materials, work in progress materials and finished solar wafers.

“As production costs continue to decline, the PV industry is becoming increasingly competitive. As such, full vertical integration from polysilicon to module manufacturing becomes key in maintaining cost competitiveness and gaining market share. We continue to believe there will be a recovery in global demand as the year progresses and we remain confident in the long term prospects of the solar industry.”

Mr. Charles Bai, ReneSola’s chief financial officer, added, “We made steady progress in liquidity management with another quarter of generating positive operating cash flows. Our credit facility lines from domestic banks increased to $577 million during the quarter from $463 million at the end of fourth quarter of 2008. Cash from operating activities and additional credit lines enabled us to repurchase approximately RMB 270.0 million of convertible bonds during the second quarter of 2009 at a significant discount to face value. We also restructured the repayment profile of our credit facility lines, increasing the ratio of mid- to long-term loans in our loan portfolio. The convertible bond repurchases and debt composition restructuring have contributed additional strength to our balance sheet and will provide added support for our growth plans.”

Financial Results for the First Quarter 2009

Net Revenues

Net revenues for Q1 2009 were US$106.9 million, a decrease of 13.0% year-over-year and 32.6% sequentially. The decrease in revenues was primarily attributable to falling wafer ASPs and a reduction in wafer shipments during the quarter. The average selling price (“ASP”) of wafers in Q1 2009 decreased to US$1.27 per watt from US$2.16 in Q4 2008.

Gross Profit (Loss)

Gross loss for Q1 2009 was US$51.1 million, compared to gross loss of US$130.1 million in Q4 2008 and gross profit of US$27.2 million in Q1 2008. Excluding the inventory write-down, adjusted gross profit for Q1 2009 was US$17.0 million. Gross margin for Q1 2009 was negative 47.8%, compared to negative 82.0% for Q4 2008 and positive 22.1% for Q1 2008. Excluding the inventory write-down, adjusted gross margin for Q1 2009 was positive 15.9%.

Operating Profit (Loss)

Operating loss for Q1 2009 was US$58.3 million, compared to operating loss of US$143.1 million for Q4 2008 and operating profit of US$23.2 million for Q1 2008. Excluding the inventory write-down, adjusted operating profit for Q1 2009 was US$9.7 million.

Operating margin for Q1 2009 was negative 54.6%, compared to negative 90.2% for Q4 2008 and positive 18.9% for Q1 2008. Excluding the inventory write-down, adjusted operating margin for Q1 2009 was 9.1%. Total operating expenses for Q1 2009 were US$7.3 million, down from US$13.0 million for Q4 2008.  Of the total operating expenses for Q1 2009, US$4.0 million was attributable to general and administrative expenses, down from US$9.2 million for Q4 2008.

Earnings (Loss) Before Income Tax

Loss before income tax for Q1 2009 was US$62.8 million, compared to a loss of US$146.9 million for Q4 2008 and earnings of US$21.3 million for Q1 2008. Excluding the inventory write-down, adjusted income before income tax for Q1 2009 was US$5.3 million. Finance costs increased by 9.6% sequentially, reflecting the rise in bank borrowings to US$412.7 million, which includes long-term borrowings of US$135.7 million as of March 31, 2009. Q1 2009 foreign exchange loss was approximately US$0.6 million compared to a foreign exchange loss of US$1.1 million for Q4 2008.

Taxation

A tax benefit of US$32.8 million was recognized for Q1 2009, with US$37.1 million of the total tax benefit arising from the estimated loss, compared with a tax benefit of US$18.3 million for Q4 2008, of which US$17.3 million of the total tax benefit was attributable to the Q4 2008 inventory write-down.

Net Income (Loss) Attributable To Holders of Ordinary Shares

Net loss attributable to holders of ordinary shares for Q1 2009 was US$30.0 million, compared to net loss attributable to holders of ordinary shares of US$128.3 million for Q4 2008 and net income attributable to holders of ordinary shares of US$17.7 million for Q1 2008. Excluding the inventory write-down, adjusted net income attributable to holders of ordinary shares for Q1 2009 was US$2.1 million.

Q1 2009 basic and diluted loss per share was US$0.22, and basic and diluted loss per ADS was US$0.44. Excluding the inventory write-down, Q1 2009 adjusted basic and diluted earnings per share was US$0.02, while adjusted basic and diluted earnings per ADS was US$0.04.

Recent Business Developments

Acquisition of JC Solar

ReneSola’s wholly owned subsidiary Zhejiang Yuhui Solar Energy Source Co., Ltd entered into an agreement on May 20, 2009 to acquire the entire issued share capital of solar cell and module manufacturer, Wuxi Jiacheng Solar Energy Technology Co. ("JC Solar") (the “Acquisition”). The total consideration for the Acquisition was RMB 118 million, paid in cash.

JC Solar is located in the Yixing Economic Development Zone of Wuxi City, Jiangsu province, and is an established cell and module manufacturer. JC Solar has approximately 300 employees with current annual cell production capacity of 25 MW and annual module production capacity of 50 MW. In the year ended December 31, 2008, JC Solar recorded an unaudited net profit of RMB 69 million and had a net asset value of RMB 98 million at that date. The Acquisition provides ReneSola with a means of downstream integration.

Convertible Bond Repurchases

On May 19, 2009, ReneSola announced that during the second quarter of 2009, the Company repurchased approximately RMB 270 million aggregate principal amount of its RMB 928,700,000 U.S. Dollar Settled 1.0% Convertible Bonds due March 26, 2012 (the "Bonds"), for a total consideration of approximately RMB 186 million. The total consideration was paid approximately 76% by cash and 24% by shares.

ReneSola may from time to time seek to make additional repurchases of its Bonds. Such repurchases, if any, will depend on prevailing market conditions, the Company's liquidity requirements and other factors.

Zhejiang Province’s First BIPV Project

On May 13, 2009, ReneSola announced that it obtained approval from Zhejiang’s provincial government to pioneer a 5 MW building integrated photovoltaic (“BIPV”) rooftop project in China’s Zhejiang province. The BIPV rooftop project has a total planned area of 80,400 square meters on several government buildings in Jiashan County, Zhejiang province and is subject to final approval by the Ministries of Finance and Housing and Urban-Rural Development.

The BIPV rooftop project has a budgeted total investment of RMB 160 million and will be partially funded through the RMB 15 per watt subsidy announced by China’s Ministry of Finance in March 2009. The local government may provide additional subsidies and ReneSola has reached a tentative partnership agreement with a local bank to provide additional funding.

Divestment of ReneSola Malaysia

In July 2007, the Company invested approximately Ringgt Malaysia 1.3 million for 51% equity interest in ReneSola (Malaysia) SDN. BHD (“ReneSola Malaysia”), which was incorporated in Malaysia in February 2007 to process certain types of reclaimable silicon raw materials sourced overseas that did not meet the import requirements of the Chinese government. The processed reclaimable silicon was then shipped to Zhejiang Yuhui for further processing as feedstock for the Company’s wafer manufacturing. The Company sold its 51% equity interest to the Malaysian joint venture partner for a consideration of Ringgt Malaysia 1 as part of the Company’s strategy to use polysilicon, instead of reclaimable silicon materials, as the Company’s primary feedstock for wafer manufacturing. The divestment was recently completed.

2009 Outlook

The Company’s wafer shipment for the second quarter of 2009 is expected to be in the range of 85 MW to 95 MW, with full year product shipment expected to be between 450 MW to 500 MW. Full year revenue is expected to be between US$500 million to US$550 million.

Conference Call Information

ReneSola’s management will host an earnings conference call on Thursday, May 21, 2009 at 9 am U.S. Eastern Time / 9 pm Beijing/Hong Kong time / 2 pm British Summer Time.

Dial-in details for the earnings conference call are as follows:

U.S. / International:	+1-617-614-6205
United Kingdom:	+44-207-365-8426
Hong Kong:	+852-3002-1672

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “ReneSola Call.”

A replay of the conference call may be accessed by phone at the following number until May 28, 2009:

International:	+1-617-801-6888
Passcode:	16044506

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of ReneSola’s website at http://www.renesola.com.

About ReneSola

ReneSola Ltd (“ReneSola”) is a leading global manufacturer of solar wafers based in China. Capitalizing on proprietary technologies and technical know-how, ReneSola manufactures monocrystalline and multicrystalline solar wafers. In addition, ReneSola strives to enhance its competitiveness through upstream integration into virgin polysilicon manufacturing. ReneSola possesses a global network of suppliers and customers that include some of the leading global manufacturers of solar cells and modules. ReneSola’s shares are currently traded on the New York Stock Exchange (NYSE: SOL) and the AIM of the London Stock Exchange (AIM: SOLA). For more information about ReneSola, please visit www.renesola.com.

Safe Harbor Statement

This press release contains statements that constitute ''forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we “believe,” “expect” or “anticipate” will occur, what “will” or “could” happen, and other similar statements), you must remember that our expectations may not be correct, even though we believe that they are reasonable. We do not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in our filings with the U.S. Securities and Exchange Commission, including our annual report on Form 20-F. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation may change in the future.

For investor and media inquiries, please contact:

In China:
Ms. Julia Xu
ReneSola Ltd
Tel:	+86-573-8477-3372
E-mail:	julia.xu@renesola.com

Mr. Derek Mitchell
Ogilvy Financial, Beijing
Tel:	+86-10-8520-6284
E-mail:	derek.mitchell@ogilvy.com

In the United States:
Mr. Thomas Smith
Ogilvy Financial, New York
Tel:	+1-212-880-5269
E-mail:	thomas.smith@ogilvypr.com

In the UK:
Mr. Tim Feather / Mr. Richard Baty
Hanson Westhouse Limited
Tel:	+44-20-7601-6100
E-mail:	tim.feather@hansonwesthouse.com / richard.baty@hansonwesthouse.com

CONSOLIDATED BALANCE SHEET

	As at	As at	As at
	March 31, 2008	December 31, 2008	March 31, 2009
	US$000	US$000	US$000
ASSETS
Current assets:
Cash and cash equivalents	67,441	112,333	172,614
Restricted cash	-	5,958	67,394
Accounts receivable, net of allowances for doubtful receivables	16,234	43,160	34,965
Inventories	156,277	193,036	148,856
Advances to suppliers	88,843	36,991	18,930
Amounts due from related parties	36,046	457	441
Value added tax recoverable	3,808	15,498	22,829
Prepaid expenses and other current assets	4,972	13,722	10,107
Deferred tax assets	8,861	18,979	38,748
Total current assets	382,482	440,134	514,884

Property, plant and equipment, net	172,330	341,427	415,561
Prepaid land rent, net	9,391	13,472	13,372
Deferred tax assets	629	2,340	15,049
Deferred convertible bond issue costs	3,087	1,970	1,573
Advances to suppliers over one year		45,729	48,635
Advances for purchases of property, plant and equipment	77,169	161,705	164,959
Other long-term assets		1,011	1,064
Total assets	645,088	1,007,788	1,175,097

LIABILITIES AND EQUITY

Current liabilities:
Short-term borrowings	88,968	191,987	277,006
Accounts payable	22,373	37,942	37,181
Advances from customers	72,188	49,284	58,584
Amount due to related party	15	11,863	24
Other current liabilities	12,328	42,060	47,156
Total current liabilities	195,872	333,136	419,951

Convertible bond payable	133,999	138,904	139,080
Long-term borrowings	34,085	32,833	135,667
Advances from customers over one year		105,203	113,181
Other long-term liabilities	1,114	15,624	15,197
Total liabilities	365,070	625,700	823,076

ReneSola Ltd. Shareholders' equity
Common shares	145,291	330,666	330,666
Additional paid-in capital	15,579	17,769	18,457
Retained earnings (Deficit)	83,875	11,294	(18,725)
Accumulated other comprehensive income	17,638	22,080	21,623
Total ReneSola Ltd. Shareholders' equity	262,383	381,809	352,021
Noncontrolling interests	17,635	279	-
Total equity	280,018	382,088	352,021
Total liabilities and equity	645,088	1,007,788	1,175,097

CONSOLIDATED INCOME STATEMENT

	Three months ended	Three months ended	Three months ended
	March 31, 2008	December 31, 2008	March 31, 2009
	US$000	US$000	US$000
Net revenues	122,982	158,623	106,946

Cost of revenues	(95,748)	(288,762)	(158,033)

Gross profit (loss)	27,234	(130,139)	(51,087)
	22.1%	-82.0%	-47.8%
Operating expenses:
Sales and marketing	(267)	(43)	(116)
General and administrative	(3,389)	(9,160)	(3,956)
Research and development	(442)	(2,771)	(3,446)
Impairment loss on property, plant and equipment	-	(763)	-
Other general income (expenses)	51	(250)	259
Total operating expenses	(4,047)	(12,987)	(7,259)

Income (loss) from operations	23,187	(143,126)	(58,346)

Interest income	306	929	456
Interest expenses	(2,144)	(3,692)	(4,048)
Foreign exchange (loss) gain	(56)	(1,052)	(550)
Equity in losses of investee	-	-	(291)

Income (loss) before income tax	21,293	(146,941)	(62,779)

Income tax benefit(expenses)	(3,560)	18,278	32,760

Net income (loss)	17,733	(128,663)	(30,019)
Less: net (income) loss attributable to noncontrolling interests	(58)	388	-

Net income (loss) attributable to holders of ordinary shares	17,675	(128,275)	(30,019)

Earnings (Loss) per share
Basic	0.15	(0.93)	(0.22)
Diluted	0.14	(0.93)	(0.22)

Weighted average number of shares used in computing earnings per share:
Basic shares	113,906,186	137,624,912	137,624,912
Diluted shares	124,460,612	137,624,912	137,624,912

ADJUSTED CONSOLIDATED INCOME STATEMENT

	Three months ended	Adjustment for	Three months ended	Three months ended	Adjustment for	Three months ended
	March 31, 2009	inventory write-down	March 31, 2009	December 31, 2008	inventory write-down	December 31, 2008
	US$000	US$000	US$000	US$000	US$000	US$000
			<Adjusted Non-GAAP>			<Adjusted Non-GAAP>

Net revenues	106,946		106,946	158,623		158,623

Cost of revenues	(158,033)	68,047	(89,986)	(288,762)	137,055	(151,707)

Gross profit (loss)	(51,087)	68,047	16,960	(130,139)	137,055	6,916
	-47.8%		15.9%	-82.0%		4.36%
Operating expenses:
Sales and marketing	(116)		(116)	(43)		(43)
General and administrative	(3,956)		(3,956)	(9,160)		(9,160)
Research and development	(3,446)		(3,446)	(2,771)		(2,771)
Impairment loss on property, plant and equipment	-		-	(763)		(763)
Other general income (expenses)	259		259	(250)		(250)
Total operating expenses	(7,259)		(7,259)	(12,987)		(12,987)

Income (loss) from operations	(58,346)	68,047	9,701	(143,126)	137,055	(6,071)
	-54.6%		9.1%	-90.23%		-3.83%
Interest income	456		456	929		929
Interest expenses	(4,048)		(4,048)	(3,692)		(3,692)
Foreign exchange (loss) gain	(550)		(550)	(1,052)		(1,052)
Equity in losses of investee	(291)		(291)	-		-

Income (loss) before income tax	(62,779)	68,047	5,268	(146,941)	137,055	(9,886)

Income tax benefit (expenses)	32,760	(35,945)	(3,185)	18,278	(17,274)	1,004

Net income (loss)	(30,019)	32,102	2,083	(128,663)	119,781	(8,882)
Less: net (income) loss attributable to noncontrolling interests	-		-	388		388

Net income (loss) attributable to holders of ordinary shares	(30,019)	32,102	2,083	(128,275)	119,781	(8,494)

Earnings (Loss) per share
Basic	(0.22)		0.02	(0.93)		(0.06)
Diluted	(0.22)		0.02	(0.93)		(0.06)

Weighted average number of shares used in computing earnings per share:
Basic shares	137,624,912		137,624,912	137,624,912		137,624,912
Diluted shares	137,624,912		137,624,912	137,624,912		137,624,912